Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

  September 26, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Media General, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 6, 2013

File No. 333-190051

Dear Mr. Spirgel:

Set forth below are responses of Media General, Inc. (“Media General”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2013 (the “Comment Letter”), with respect to Amendment No. 2 to Media General’s Registration Statement on Form S-4 filed with the Commission on September 6, 2013, File No. 333-190051 (the “Registration Statement”). Each response below has been prepared and is being provided by Media General, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of Media General, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, the response below is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3 unless indicated otherwise.

General

1.	We note your response to comment one. Please revise the description of Proposal 2(a) on your proxy cards to highlight the substance of the amendment.

Response:

The description of Proposal 2(a) on each of the proxy cards (Exhibits 99.1, 99.2, 99.3 and 99.4 to Amendment No. 3) has been revised in response to the Staff’s comment.

New York ● Washington ● London ● Paris ● Frankfurt ● Hong Kong ● Shanghai

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

September 26, 2013

Accounting Treatment of the Transaction, page 92

2.

We have considered your response to our comment eight. It continues to be unclear why you have included non-contractual possible actions of Young shareholders subsequent to the transaction in your determination of the accounting acquirer under ASC 805-10-55-12. Based on the information in your response, it appears that non-contractual possible shareholder actions subsequent to the transaction were included in your evaluation of the relative voting rights under ASC 805-10-55-12(a) and the composition of the Media General Board of Directors after the business combination under ASC 805-10-55-12(c) in your determination of the accounting acquirer. As previously stated, we are not in a position to agree with your conclusion that Media General is the accounting acquirer.

Response:

For the reasons set forth in Media General’s letter to the Commission dated September 24, 2013, Amendment No. 3 has been revised so that Young is the accounting acquirer in the transaction. Specifically, the disclosure appearing on pages 21, 92 and 124-128 has been revised.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or John Sorkin at (212) 859-8980.

Sincerely,

/s/ Philip Richter
Philip Richter

cc:       Via E-mail

Andrew Carington (Media General)

Timothy Mulvaney (Media General)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

John Sorkin (Fried Frank)

Kathryn Jacobson (SEC)

Ivette Leon (SEC)

Ajay Koduri (SEC)

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